December 20, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Phoenix Plus Corp.

Form S-1/A

Filed December 2, 2019

File No. 333-233778

To the men and women of the SEC:

On behalf of Phoenix Plus Corp., Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated December 16, 2019 addressed to Mr. Fong Teck Kheong, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on December 2, 2019.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Form S-1/A filed December 2, 2019

Exhibits

Exhibits 23.1, page 1

1. Please obtain a currently dated consent from your auditors and include it in an amendment to your filing. Please ensure the consent refers to the most recent amendment.

Company Response:

We have included herein a current dated consent provided by our auditor. We have also updated our financial statements and related disclosures throughout the S-1/A.

As a note we have also added the following to the section titled Description of Facilities: “The Company has an option to renew the tenancy for another 12 months period at a rental subject to mutual agreement with the landlord.”

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: December 20, 2019

/s/ Fong Teck Kheong

Fong Teck Kheong

Chief Executive Officer